Exhibit 99.1

ROGERS COMMUNICATIONS INC.

ANNUAL INFORMATION FORM

(for the fiscal year ended December 31, 2011)

February 24, 2012

ROGERS COMMUNICATIONS INC.

ANNUAL INFORMATION FORM INDEX

The following is an index of the Annual Information Form (“AIF”) of Rogers Communications Inc. referencing the requirements of Form 51-102F2 and Form 52-110F1 of the Canadian Securities Administrators. Certain parts of this Annual Information Form are contained in RCI’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2011, and RCI’s 2011 Annual Audited Consolidated Financial Statements, each of which is filed on SEDAR at sedar.com and incorporated herein by reference as noted below.

Page reference / incorporated by reference from
	Annual Information Form	2011 MD&A
Item 1 — Cover Page	p. 1

Item 2 — Index	p. 2

Item 3 — Corporate Structure
3.1 — Name, Address and Incorporation	p. 3
3.2 — Intercorporate Relationships	pgs. 4-6

Item 4 — General Development of the Business
4.1 — Three Year History	pgs. 6-10	pgs. 21-23, 25-27, 31-34, 41-42
4.2 — Significant Acquisitions	p. 10

Item 5 — Narrative Description of the Business
5.1 — General — Business Overview	pgs. 10-11	p. 21
—Wireless Business		pgs. 25-26
—Cable’s Business		pgs. 31-33
—Media’s Business		pgs. 41-42
— Employees		p. 47
— Properties, Trademarks, Environmental and Other Matters	pgs. 10-11
5.2 — Risk Factors	p. 11	pgs. 59-64

Item 6 — Dividends
6.1 — Dividends	p. 12	pgs. 52-53

Item 7 — Description of Capital Structure
7.1 — General Description of Capital Structure	p. 12
7.2 — Constraints	pgs. 12-13
7.3 — Ratings	p. 13

Item 8 — Market for Securities
8.1 — Trading Price and Volume	p. 14
8.2 — Prior Sales	p. 14

Item 9 — Escrowed Securities	p. 14

Item 10 — Directors and Officers	pgs. 15-22

Item 11 — Promoters	p. 21

Item 12 — Legal Proceedings and Regulatory Actions	p. 21
12.1 — Legal Proceedings	p. 21	pg. 61
12.2 — Regulatory Actions	p. 21

Item 13 — Interest of Management and Others in Material Transactions	p. 21

Item 14 — Transfer Agents and Registrars	p. 21

Item 15 — Material Contracts	p. 21

Item 16 — Interests of Experts
16.1 — Name of Experts	p. 21
16.2 — Interests of Experts	p. 21

Item 17 — Audit Committee
17.1 — Audit Committee Mandate	pgs. 22-26
17.2 — Composition of the Audit Committee	p. 26
17.3 — Relevant Education and Experience	p. 26
17.4 — Reliance on Certain Exemptions	p. 26
17.5 — Reliance on the Exemption in Subsection 3.3(2) or Section 3.6	p. 26
17.6 — Reliance on Section 3.8	p. 26
17.7 — Audit Committee Oversight	p. 26
17.8 — Pre-Approval Policies and Procedures	p. 27
17.9 — External Auditor Service Fee	p. 27

Item 18 — Additional Information
18.1 — Additional Information	p. 28

ITEM 3 — CORPORATE STRUCTURE

Item 3.1 — Name, Address and Incorporation

Rogers Communications Inc. (“RCI”) is a diversified public Canadian communications and media company. RCI was amalgamated under the Business Corporations Act (British Columbia). The registered office is located at 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3 and the head office is located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.

In this AIF, the terms “we”, “us”, “our”, “Rogers” and “the Company” refer to RCI and our subsidiaries.

For the purposes of this AIF, Rogers’ operations have been reported in the following segments as at December 31, 2011:

•	“Wireless”, which refers to our wireless communications operations, carried on by Rogers Communications Partnership (“RCP”);

•	“Cable”, which refers to our cable communications operations, carried on by RCP; and

•

“Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries, including Broadcasting, Publishing, and Sports Entertainment, each as defined below under the heading “Media”.

Item 3.2 — Intercorporate Relationships

The following summary organization chart illustrates the structure of the principal subsidiaries of RCI, and indicates the jurisdiction of organization of each entity shown.

(1)	Unless otherwise noted ownership is 100% with the exception that (i) RCI holds an 89% interest in RCP and Fido Solutions Inc. (“Fido”) holds an 11% interest in RCP; (ii) Fido holds 1,000,000 Series XXXIV Preferred shares of RCI.
(2)	Rogers Broadcasting Limited holds 100% of Rogers Sportsnet Inc. directly and indirectly through its subsidiary Rogers Sports Group Inc.
(3)	Blue Jays Holdco Inc., through its subsidiaries, holds a 100% interest in the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre.

WIRELESS

•

Wireless is the largest Canadian wireless communications service provider, serving approximately 9.3 million retail voice and data subscribers as at December 31, 2011, representing approximately 35% of Canadian wireless subscribers.

•

Wireless operates on the global standard Global System for Mobile communications/High-Speed Packet Access/Long Term Evolution (“GSM/HSPA/LTE”) wireless network technology platforms. Its underlying GSM/General Packet Radio Service/Enhanced Data for GSM Evolution (“GSM/GPRS/EDGE”) network provides coverage to approximately 95% of Canada’s population. Overlaying the infrastructure used for the GSM network is a next generation wireless data technology called Universal Mobile Telephone System/Evolved HSPA (“UMTS/HSPA+”) which covers approximately 91% of the population with wireless data services at speeds capable of up to 42 Mbps. Further overlaying the infrastructure is the latest generation wireless data technology called LTE which covers approximately 32% of the population with wireless data service speeds capable of up to 150 Mbps. Wireless was first in Canada in deploying LTE across the country, starting with Ottawa in July 2011 and followed by Toronto, Montreal and Vancouver. By the end of 2011, the LTE network expanded to several cities around the Greater Toronto Area such as Mississauga, Brampton, Vaughan, Richmond Hill and Markham, and the Greater Vancouver Area, such as West and North Vancouver, Port Coquitlam, Delta, Langley, Surrey and Maple Ridge.

•

Wireless customers are able to access their services in most parts of the world through roaming agreements with various other GSM and HSPA wireless network operators. Rogers has one of the largest roaming footprints and number of available destinations for its customers’ wireless usage in the world. With each roaming agreement, Rogers has established a direct relationship with the operator rather than implementing third party services.

•

Wireless offers wireless voice, data and messaging services including related handsets devices and accessories, across Canada. Wireless’ services are generally all available under either postpaid or prepaid payment options. Wireless’ networks provide customers with advanced high-speed wireless data services, including mobile access to the Internet, e-mail, digital picture and video transmission, mobile video, music and application downloading, video calling, two-way short messaging service (“SMS” or “text messaging”), and an increasing number of machine-to-machine wireless applications.

•

Wireless’ nationwide distribution network includes: an independent dealer network; Rogers Wireless, Fido and chatr stores; major retail chains; and convenience stores. Wireless markets its products and services under the Rogers Wireless, Fido and chatr brands through an extensive nationwide distribution network across Canada of approximately 3,400 dealer and retail third party locations and approximately 360 Rogers owned retail locations. The distribution network sells its service plans and devices, and there are also thousands of additional locations selling its prepaid services. Wireless also offers many of its products and services through telemarketing and on the rogers.com, fido.ca, and chatrwireless.com e-business websites. The information contained in or connected to our websites is not a part of and not incorporated into this AIF.

CABLE

•

Cable is one of Canada’s largest providers of cable television, high-speed Internet access and cable telephony services, and is also a facilities-based telecommunications alternative to the traditional telephone companies.

•

Cable has highly-clustered and technologically advanced broadband cable networks in the provinces of Ontario, New Brunswick and Newfoundland and Labrador. Its Ontario cable systems, which encompass approximately 91% of its 2.3 million television subscribers, are concentrated in and around three principal clusters: (i) the Greater Toronto Area, Canada’s largest metropolitan centre; (ii) Ottawa, the capital city of Canada; and (iii) the Guelph to London corridor in southwestern Ontario. The New Brunswick and Newfoundland and Labrador cable systems in Atlantic Canada comprise the balance of its cable systems and subscribers.

•

The Cable Operations segment had 2.3 million television subscribers at December 31, 2011, representing approximately 32% of cable television subscribers in Canada. At December 31, 2011, it provided digital cable services to approximately 1.8 million of its television subscribers and high-speed Internet service to approximately 1.8 million residential subscribers. Under the Rogers Home Phone brand, it provides local telephone and long-distance services to residential and small business customers and had over one million subscriber lines at December 31, 2011.

•

The Rogers Business Solutions (“RBS”) segment of Cable offers local and long-distance telephone, enhanced voice and data networking services, and IP access to medium and large Canadian businesses and governments, as well as making some of these offerings available on a wholesale basis to other telecommunications providers and within Rogers. At December 31, 2011, there were 109,000 local line equivalents and 32,000 broadband data circuits in service. RBS is increasingly focusing its business segment sales efforts within the Company’s traditional cable television footprint, where it is able to provide and serve customers with voice and data telephony services provided over its own infrastructure.

•

The Video segment offers digital video disc (“DVD”) and video game sales and rentals, a business which we have been phasing out over the course of the past two years. In addition, management of Video, on behalf of Wireless and Cable, operates a retail distribution chain with approximately 360 stores at December 31, 2011, many of which provide customers with the ability to purchase all of Rogers’ products and services (wireless, cable television, Internet, and cable telephony), pay their Rogers bills, and pick up or return Rogers digital and Internet equipment.

MEDIA

•

Media’s broadcasting group (“Broadcasting”) comprises 55 radio stations across Canada; the multicultural OMNI broadcast television stations; the five-station Citytv broadcast television network; specialty sports television services including Sportsnet, Sportsnet ONE and Sportsnet World; other specialty services including Outdoor Life Network, The Biography Channel (Canada), FX (Canada), G4 Canada, and CityNews Channel; and The Shopping Channel, Canada’s only nationally televised shopping service. Broadcasting also owns 50% of Dome Productions, Canada’s leader in HD mobile sports and events production and distribution services.

•	Media’s publishing group (“Publishing”) produces 54 consumer, trade and professional publications.

•	Media’s digital group provides digital advertising solutions to over 1,000 websites.

•	Media’s sports entertainment group (“Sports Entertainment”) owns the Toronto Blue Jays, a Major League Baseball club, and the Rogers Centre sports and entertainment venue.

•

In addition to Media’s more traditional broadcast and print media platforms, it has also invested significantly in infrastructure, people and processes to enhance capabilities in providing digital content, selling advertising on behalf of other digital content providers and conducting e-commerce over the Internet.

ITEM 4 — GENERAL DEVELOPMENT OF THE BUSINESS

Item 4.1 — Three Year History

Recent Developments

2012 Year-to-Date Developments

•

On February 22, 2012, we announced an increase in the annual dividend from $1.42 to $1.58 per Class A Voting and Class B Non-Voting share. The new annual dividend of $1.58 per share will be paid in quarterly amounts of $0.395 per each outstanding Class A Voting and Class B Non-Voting share.

•

On February 22, 2012, we announced that the Toronto Stock Exchange (“TSX”) had accepted a notice filed by RCI of our intention to renew our Normal Course Issuer Bid (“NCIB”) for our Class B Non-Voting shares for a further one-year period commencing February 24, 2012 and ending February 23, 2013, and during such one-year period we may purchase on the TSX, the New York Stock Exchange (“NYSE”), and/or alternative trading systems up to the lesser of 36.8 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.0 billion.

2011 Highlights

•

On February 16, 2011, we renewed our prior NCIB for repurchases of our Class B Non-Voting shares through the facilities of TSX for a further one-year period ending February 21, 2012. The maximum number of Class B Non-Voting shares which we could purchase pursuant to the NCIB was the lesser of 39.8 million, representing approximately 9% of the then issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that could be purchased under the NCIB for an aggregate purchase price of $1.5 billion. Under the NCIB, we purchased for cancellation approximately 31 million Class B Non-Voting shares during 2011 for approximately $1.1 billion.

•

On February 16, 2011, we increased the annualized dividend from $1.28 to $1.42 per Class A Voting and Class B Non-Voting share. The annual dividend of $1.42 per share was paid in quarterly amounts of $0.355 per each outstanding Class A Voting and Class B Non-Voting share. We paid $758 million in dividends to shareholders during 2011.

•

We issued $1.85 billion aggregate principal amount of investment grade debt offerings during the year,consisting of $400 million of 6.56% Senior Notes due 2041 and $1,450 million of 5.34% Senior Notes due 2021. Among other things, proceeds of the offerings were used to repay bank debt and redeem both of our public debt issues maturing in 2012, including US$470 million of 7.25% Senior Notes and US$350 million of 7.875% Senior Notes. In total, we reduced our weighted average cost of borrowing to 6.22% at December 31, 2011 from 6.68% at December 31, 2010.

•

On January 4, 2011, we acquired Atria Networks LP (“Atria”) for cash consideration of $426 million. Atria, based in Kitchener, Ontario, owns and operates one of the largest fibre-optic networks in Ontario, delivering on-net data networking services to business customers in approximately 3,700 buildings in and adjacent to Cable’s service area.

•

On February 28, 2011, Cable acquired the assets of Compton Cable T.V. Limited (“Compton”) for cash of $40 million. Compton provides cable television, home phone and Internet services in Central Durham region.

•

Rogers turned on Canada’s LTE wireless network services across four of the country’s largest metropolitan areas — Toronto, Ottawa, Montreal and Vancouver — giving more than eight million Canadians access to the world’s fastest mobile network technology as at December 31, 2011. LTE is a next generation wireless technology that enables unparalleled connectivity, capable of speeds that are between three and four times faster than HSPA+.

•

Rogers began a $80 million investment to further enhance our wireless voice and data network in the Maritimes, extending the Rogers 4G HSPA+ coverage to almost one million more people across Nova Scotia, New Brunswick and Prince Edward Island, representing a 130% increase over the current population coverage of our network in those provinces.

•

During 2011, Rogers introduced and began offering an advanced real-time home monitoring and security service, which allows for remote access, monitoring and control from Internet connected computers and smartphones, as well as real time alerts and remote viewing. This service is marketed under the Rogers Smart Home Monitoring brand.

•	During 2011, Rogers and Bell Canada jointly agreed to dissolve the Inukshuk joint venture during 2012 and split the jointly owned spectrum between the two parties.

•

Media launched its CityNews Channel, a new 24-hour, interactive, local news channel in Toronto leveraging trusted news brands Citytv, 680 News and Maclean’s. Media also launched its reality TV competition series “Canada’s Got Talent” and its new Sportsnet Magazine, Canada’s first national biweekly sports magazine, leveraging the Rogers Sportsnet franchise and brand to connect readers with the premier source for sports features and opinion. Media also launched FX Canada.

•

On December 9, 2011, the Company announced that it, along with Bell Canada, is jointly acquiring a net 75 percent equity interest in Maple Leaf Sports and Entertainment Ltd. (“MLSE”) from the Ontario Teachers’ Pension Plan. MLSE is Canada’s preeminent leader in delivering top quality sports and entertainment experiences to fans. MLSE owns and operates the Air Canada Centre, the NHL’s Toronto Maple Leafs, the NBA’s Toronto Raptors, MLS’s Toronto FC, and the AHL’s Toronto Marlies, along with three television networks: Leafs TV, NBA TV Canada, and GOL TV Canada. Rogers’ net cash commitment, following a planned leverage recapitalization of MLSE, will total approximately $533 million, representing a 37.5 percent equity interest in MLSE and will be funded with currently available liquidity. The transaction is expected to close in mid-2012 and is subject to regulatory and league approvals.

•

In 2011, we applied for a license to operate a bank under the federal Bank Act. The bank, to be called Rogers Bank, will primarily focus on credit, payment and charge card services. The licence is being reviewed by the Office of the Superintendent of Financial Institutions Canada (“OSFI”) and is pending approval.

2010 Highlights

•

On November 4, 2010, we increased our ownership position in Cogeco Cable Inc. and Cogeco Inc. for investment purposes with the acquisition of 892,250 subordinate voting shares of Cogeco Cable Inc. and 946,090 subordinate voting shares of Cogeco Inc.

•

On October 26, 2010, the RCI Board of Directors (our or the “Board”) approved a Dividend Reinvestment Plan (“DRIP”) effective November 1, 2010. The DRIP enables eligible shareholders to have all or a portion of their regular quarterly cash dividends automatically reinvested in additional Class B Non-Voting shares of Rogers’ common stock. No commissions, service charges or brokerage fees will be payable by Plan participants in connection with additional shares acquired under the DRIP.

•

On October 1, 2010, we acquired 100% of the outstanding common shares of BV! Media Inc. (“BV! Media”) for cash consideration of $24 million. BV! Media is a Canadian internet advertising network and publisher of news and information portals.

•

On July 31, 2010, Cable divested certain assets related to its remaining circuit-switched operations, including co-location sites and related equipment. The remaining residential circuit-switched lines in Cable Operations are in the process of being transferred to a third party reseller. The portion of RBS’s business customer lines provisioned over these circuit switched co-location facilities will continue to be serviced by RBS under a separate wholesale arrangement.

•

On July 30, 2010, Cable acquired the assets of Kincardine Cable T.V. Ltd. (“Kincardine”) for cash consideration of $20 million. Kincardine provides cable television and Internet services in Kincardine, Ontario and the surrounding area.

•

On July 9, 2010, we acquired the assets of Cityfone Telecommunications Inc. (“Cityfone”) for cash consideration of $26 million. Cityfone is a Canadian mobile virtual network operator and offers postpaid wireless voice and data services in Canada to approximately 44,000 subscribers through private label programs with major Canadian brands.

•

On June 30, 2010, Rogers Wireless Partnership changed its name to Rogers Communications Partnership. On July 1, 2010, the Company completed a reorganization which included the amalgamation of RCI and Rogers Cable Communications Inc. (“RCCI”) and another of RCI’s wholly-owned subsidiaries forming one amalgamated company under the name Rogers Communications Inc. Following this amalgamation, certain of the operating assets and operating liabilities of the amalgamated company together with all of its employees were transferred to RCP, subject to certain exceptions. The amalgamated company did not transfer its interest or obligations in or under: equity interests in any subsidiaries; long-term debt; derivative instruments; real estate assets; and intercompany notes. As a result of this reorganization, effective July 1, 2010, RCP holds substantially all of the Company’s shared services and Cable and Wireless operations. Reporting will continue to reflect the Cable and Wireless services as separate operating segments. In addition, RCCI ceased to be a separate legal entity on July 1, 2010 as a result of the amalgamation and effective July 1, 2010 RCCI is no longer a guarantor or obligor, as applicable, for the Company’s bank credit facility, public debt and derivative instruments. RCI continues to be the obligor in respect of each of these, while RCP remains either a co-obligor or guarantor, as applicable, for the public debt and a guarantor for the bank credit facility and derivative instruments. The Company’s respective obligations under the bank credit facility, the public debt and the derivative instruments continue to rank pari passu on an unsecured basis. There has been no impact on Media as a result of this reorganization.

•

In February 2010, we renewed our prior NCIB for repurchases of our Class B Non-Voting shares through the facilities of the TSX for a further one-year period ending February 21, 2011. The maximum number of Class B Non-Voting shares which we could purchase pursuant to the NCIB was the lesser of 43.6 million, representing approximately 9.08% of the number of Class B Non-Voting shares outstanding at December 31, 2009, and that number of Class B Non-Voting shares that could be purchased under the NCIB for an aggregate purchase price of $1.5 billion. Under the NCIB, we purchased for cancellation approximately 37.1 million Class B Non-Voting shares during 2010 for approximately $1.3 billion.

•

In February 2010, we increased the annualized dividend from $1.16 to $1.28 per Class A Voting and Class B Non-Voting share. The annual dividend of $1.28 per share was paid in quarterly amounts of $0.32 per each outstanding Class A Voting and Class B Non-Voting share. We paid $734 million in dividends to shareholders during 2010.

•

On January 29, 2010, Cable acquired 100% of the outstanding common shares of Blink Communications Inc. (“Blink”), a wholly owned subsidiary of Oakville Hydro Corporation, for cash consideration of $131 million. Blink is a facilities-based, data network service provider that delivers next generation and leading-edge service, through its end-to-end owned network, to small and medium-sized businesses, including municipalities, universities, schools and hospitals, in the Oakville, Milton and Mississauga, Ontario areas.

•

We issued $1.7 billion aggregate principal amount of investment grade debt offerings during the year, consisting of $800 million of 6.11% Senior Notes due 2040 and $900 million of 4.70% Senior Notes due 2020. Among other things, proceeds of the offerings were used to repay bank debt and redeem our public debt issues maturing in 2011.We redeemed all three of our public debt issues maturing in 2011, including US$490 million of 9.625% Senior Notes, $460 million of 7.625% Senior Notes and $175 million of 7.25% Senior Notes. In total, we reduced our weighted average cost of borrowing to 6.68% at year end 2010 from 7.27% at December 31, 2009.

•

Wireless commenced a Long Term Evolution (“LTE”) wireless network technical trial in the Ottawa area. The trial seeks to validate how LTE technology performs across a variety of spectrum frequencies in urban, suburban and rural environments, as well as actual throughput speeds, performance quality and interoperability with our existing HSPA+ network.

•

In the third quarter of 2009, Rogers initiated a network sharing arrangement with Manitoba Telecom Services (“MTS”) for the purpose of building a joint HSPA+ 3.5G wireless network in the province of Manitoba. This joint network was completed in 2010 and was launched during the first quarter of 2011, intially covering approximately 96% of the Manitoba population. In addition, Rogers completed a business network sharing arrangement with TBayTel in 2010 that enables our combined base of customers in North Western Ontario to receive HSPA+ 3.5G wireless services under a joint brand (TBayTel with the power of Rogers) and Rogers customers in the rest of Canada to receive such services within the Thunder Bay coverage area in North Western Ontario.

•	During 2010, Wireless entered into roaming agreements and launched services with certain new entrant carriers in Canada.

2009 Highlights

•

On December 1, 2009, we increased our ownership position in Cogeco Cable Inc. and Cogeco Inc. for investment purposes with the acquisition of 3.2 million subordinate voting shares of Cogeco Cable Inc. and 1.6 million subordinate voting shares of Cogeco Inc.

•	In December 2009, we redeemed the entire outstanding principal amount of our U.S. $400 million 8.00% Senior Subordinated Notes due 2012 at the prescribed redemption price of 102%.

•

In March 2009, we announced the appointment of Nadir Mohamed as President and Chief Executive Officer. This appointment followed an extensive search carried out by our Board following the December 2008 passing of our founder and Chief Executive Officer, Ted Rogers. A communications industry veteran with more than 25 years of experience, Nadir Mohamed was previously President and Chief Operating Officer of our Communications Group division, which included our Wireless and Cable businesses.

•

In February 2009, we renewed our prior NCIB for repurchases of our Class B Non-Voting shares through the facilities of the TSX for a further one-year period. The initial maximum number of Class B Non-Voting shares which we could purchase pursuant to the NCIB was the lesser of 15 million, representing approximately 2.9% of the number of Class B Non-Voting shares outstanding at December 31, 2008, and that number of Class B Non-Voting shares that could be purchased under the NCIB for an aggregate purchase price of $300 million. In May 2009, we announced an amendment to increase our NCIB from $300 million to the lesser of $1.5 billion or 48 million Class B Non-Voting shares. During the twelve month period commencing February 20, 2009 and ending February 19, 2010, we purchased for cancellation approximately 43.8 million outstanding Class B Non-Voting shares during 2009 for approximately $1.3 billion.

•

In February 2009, we announced an increase in the annual dividend from $1.00 to $1.16 per Class A Voting and Class B Non-Voting share. The annual dividend of $1.16 per share was paid in quarterly amounts of $0.29 per each outstanding Class A Voting and Class B Non-Voting share. We paid $704 million in dividends to shareholders during 2009.

•

In September 2009, we combined our Cable and Wireless operations into a single Communications Services organization to assist in creating one consistent end-to-end customer experience through the integrated management of every customer touch point. In addition, to create a more streamlined Rogers, we further combined the strengths of Cable and Wireless by integrating the Cable and Wireless engineering teams to leverage the breadth of our network expertise to deploy Canada’s leading networks.

•

We issued $2.0 billion aggregate principal amount of investment grade debt offerings during the year, consisting of $1.0 billion of 5.80% Senior Notes due 2016, $500 million of 5.38% Senior Notes due 2019 and $500 million of 6.68% Senior Notes due 2039. Among other things, proceeds of the offerings were used to redeem our U.S. $400 million 8.00% Senior Subordinated Notes and to repay bank debt.

•

Wireless launched the next generation Apple iPhone 3GS in Canada which offers speeds up to two times faster than the previous iPhone 3G with download speeds of up to 7.2 Mbps. Wireless also launched the first two Android operating system powered smartphones in Canada featuring built-in integration with many of Google’s leading mobile services including the Android Market, which features thousands of downloadable mobile applications.

•

Cable launched DOCSIS 3.0 high-speed Internet service, including two new 25 Mbps and 50 Mbps tiers, the fastest residential Internet access service available in our Cable territory. As part of the DOCSIS 3.0 launch, Rogers introduced the first DOCSIS 3.0 wireless “N” cable gateway in North America.

•	Cable began the launch of its new 50 Mbps DOCSIS 3 high-speed Internet service, the fastest residential Internet access service then currently available in the market.

•

Cable furthered its lead as Canada’s premium video entertainment provider with the addition of 34 high-definition channels during 2009 to its already robust content lineup, bringing Cable’s offering to more than 100 fully dedicated HD channels and over 470 HD Movies, specials and TV shows On Demand.

•

Cable launched TV Call Display, a new product enhancement to its Rogers Home Phone and Rogers Digital TV service whereby incoming calls are displayed and managed on customers’ TV screens, including the option for customers to send calls directly to their Rogers voicemail with their TV remote control.

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Cable introduced the Rogers On Demand Online portal, Canada’s most comprehensive online destination for primetime and specialty TV programming, movies, sports and web-only extras. By expanding the TV experience to the Internet, Rogers’ Cable, Internet and Wireless customers can now enjoy their TV anywhere, anytime with a vast and rapidly expanding library of top programming wherever they have an Internet connection in Canada.

Item 4.2 — Significant Acquisitions

N/A

ITEM 5 — NARRATIVE DESCRIPTION OF THE BUSINESS

PROPERTIES, TRADEMARKS, ENVIRONMENTAL AND OTHER MATTERS

In most instances, the Company, through its subsidiaries, owns the assets essential to its operations. The major fixed assets are transmitters, microwave systems, antennae, buildings and electronic transmission, receiving and processing accessories and other wireless network equipment (including switches, radio channels, base station equipment, microwave facilities and cell equipment); coaxial and fibre optic cables, set-top terminals and cable modems, electronic transmission, receiving, processing, digitizing and distributing equipment, IP routers, data storage servers and network management equipment, microwave equipment and antennae; and radio and television broadcasting equipment (including television cameras, television and radio production facilities and studios). The operating systems and software related to these assets are either owned by the Company or are used under license.

The Company also leases various distribution facilities from third parties, including space on utility poles and underground ducts for the placement of some of the cable system. The Company either owns or leases land for the placement of hub sites and head-ends and space for other portions of the cable distribution system. The Company also leases premises and space on buildings for the placement of antenna towers. The Company either owns or leases the premises on which its switches are located. The Company has highly-clustered and technologically advanced broadband cable networks in the provinces of Ontario, New Brunswick and Newfoundland and Labrador.

The Company operates a North American transcontinental fibre-optic network extending over 38,000 route kilometres providing a significant North American geographic footprint connecting Canada’s largest markets while also reaching key U.S. markets for the exchange of data and voice traffic, also known as peering.

The Company owns or has licensed various brands and trademarks used in its businesses. Various of the Company’s trade names and properties are protected by trademark and/or copyright. The Company maintains customer lists for its businesses. The Company’s intellectual property, including its trade names, brands, properties and customer lists, is important to its operations.

In 2011, the Company spent approximately $700,000 relating to environmental protection requirements. Environmental protection and management requirements applicable to the Company’s operations are not expected to have a significant effect on the Company’s property, plant and equipment expenditures, earnings or its competitive position in the current or future fiscal years. The Company has committed to material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations, operating lease arrangements and other commercial commitments. The information under the heading “Commitments and Other Contractual Obligations” contained on page 53 of our Management’s Discussion and Analysis for the year ended December 31, 2011 is incorporated herein by reference.

This section incorporates by reference the following sections contained in our Management’s Discussion and Analysis for the year ended December 31, 2011:

Item 5.1 — General — Business Overview

Overview — Our Business	p. 21
Seasonality	p. 72

Operating Segment Review:
Wireless:
Wireless Business	p. 25
Wireless Products and Services	p. 26
Wireless Distribution	p. 26
Wireless Networks and Spectrum	p. 26
Wireless Strategy	p. 26
Wireless Competition	p. 58
Recent Wireless Industry Trends	pgs. 26-27
Cable:
Cable’s Business	pgs. 31-32
Cable’s Products and Services	p. 32
Cable’s Distribution	p. 32
Cable’s Networks	pgs. 32-33
Cable’s Strategy	p. 33
Cable Competition	pgs. 58-59
Recent Cable Industry Trends	pgs. 33-34
Media:
Media’s Business	pgs. 41-42
Media’s Strategy	p. 42
Media Competition	p. 59
Recent Media Industry Trends	p. 42
Related Party Transactions	p. 70

Item 5.2 — Risk Factors

The following section is incorporated by reference herein: “Risks and Uncertainties Applicable to RCI and our Subsidiaries”, section contained on pages 59 to 62 of our Management’s Discussion and Analysis for the year ended December 31, 2011.

The following section is incorporated by reference herein: “Risks and Uncertainties Specific to Wireless”, section contained on pages 62 to 63 of our Management’s Discussion and Analysis for the year ended December 31, 2011.

The following section is incorporated by reference herein: “Risks and Uncertainties Specific to Cable”, section contained on page 63 of our Management’s Discussion and Analysis for the year ended December 31, 2011.

The following section is incorporated by reference herein: “Risks and Uncertainties Specific to Media”, section contained on pages 63 to 64 of our Management’s Discussion and Analysis for the year ended December 31, 2011.

ITEM 6 — DIVIDENDS

Item 6.1 — Dividends

This information under the heading “Dividends on RCI Equity Securities” contained on page 52 of our Management’s Discussion and Analysis for the year ended December 31, 2011 is incorporated herein by reference.

ITEM 7 — DESCRIPTION OF CAPITAL STRUCTURE

Item 7.1 — General Description of Capital Structure

The information required under the heading General Description of Capital Structure is contained in the 2011 Annual Audited Financial Statements, Note 21 and is incorporated herein by reference.

Each Class A Voting share of RCI carries the right to fifty votes on a poll and may be voted at the meetings of shareholders of RCI. Holders of Class B Non-Voting shares and any series of preferred shares of the Company are entitled to receive notice of and to attend meetings of shareholders of RCI but, except as required by law, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or the Company’s constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to holders of Class B Non-Voting shares under the Company’s constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer made to the holders of Class B Non-Voting shares.

Item 7.2 — Constraints

Restrictions on the Transfer, Voting and Issue of Shares

We have ownership interests in several Canadian entities licenced or authorized to operate under applicable communications laws (the “Laws”) including the:

•	Broadcasting Act (Canada)

•	Telecommunications Act (Canada)

•	Radiocommunication Act (Canada)

The Laws have foreign ownership limits (the “Limits”) for various classes of licensed or authorized entities. You can obtain a copy of the Limits from our Secretary.

The Laws also impose a number of restrictions on changes in effective control of licencees or authorized entities, and the transfer of licences held by them. Our Articles of Amalgamation therefore impose restrictions on the issue and transfer of our shares and the exercise of voting rights to ensure that we and any Canadian corporation in which we have any interest are:

•	qualified to hold or obtain any cable television, broadcasting or telecommunications licence or authorized to operate a similar entity under the Laws; and

•	not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates or affiliates under the Laws.

If our Board considers that our or our subsidiaries’ ability to hold and obtain licences, or to remain in compliance with the Laws, may be in jeopardy, the Board may invoke the restrictions in our Articles of Amalgamation on transfer, voting and issue of our shares.

In its March 2010 Budget, the federal government announced its intention to remove the existing restrictions on foreign ownership of Canadian satellites (subsequently passed into law in the fall of 2010). The government also announced that it would review the foreign ownership restrictions currently applied to telecommunications companies. In June 2010, Industry Canada released its consultation paper on this matter asking for comments by July 2010 on three options:

1.	Increasing the limit for direct foreign investment in broadcasting and telecommunications common carriers to 49 percent;
2.	Lifting restrictions on telecommunications common carriers with a 10 percent market share or less, by revenue; or
3.	Removing telecommunications restrictions completely.

Rogers filed its comments in July 2010 submitting that of the three options only option 1 was acceptable because options 2 and 3 fail to recognize the converged market for communications services in Canada. The attempt made in Options 2 and 3 to limit the reforms to “pure telecommunications” networks is out of step with the reality of broadband markets and inconsistent with the government’s attempt to implement a digital economy strategy for Canada.

In November 2010, Industry Canada announced that the government’s deliberations on potential foreign ownership changes would be coordinated with the spring 2011 consultation on the appropriate structure of the 700 MHz spectrum auction.

Item 7.3 — Ratings

The following information relating to our credit ratings is provided as it relates to our financing costs and liquidity. Specifically, credit ratings may affect our ability to obtain short-term and long-term financing and the terms of such financing. A reduction in the credit ratings on our debt by the rating agencies, particularly a downgrade below investment grade ratings, could adversely affect our cost of financing and our access to sources of liquidity and capital.

In March 2011, Standard & Poor’s Ratings Services (“Standard & Poor’s”) affirmed the corporate credit rating for RCI to be BBB and the rating for RCI’s senior unsecured debt to be BBB, each with a stable outlook and assigned its BBB rating to each of the 2021 Notes and the 2041 Notes.

In March 2011, Fitch Ratings (“Fitch”) affirmed the issuer default rating for RCI to be BBB and the rating for RCI’s senior unsecured debt to be BBB, each with a stable outlook and assigned its BBB rating to each of the 2021 Notes and the 2041 Notes.

In March 2011, Moody’s Investor Service (“Moody’s”) affirmed the rating for RCI’s senior unsecured debt to be Baa2 with a stable outlook and assigned its Baa2 rating to each of the 2021 Notes and the 2041 Notes. In October 2011, Moody’s upgraded the rating for RCI’s senior unsecured debt to Baa1 (from Baa2) with a stable outlook.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Ratings for debt instruments range along a scale from AAA, in the case of Standard & Poor’s and Fitch, or Aaa in the case of Moody’s, which represent the highest quality of securities rated, to D, in the case of Standard & Poor’s, C, in the case of Moody’s and Substantial Risk in the case of Fitch, which represent the lowest quality of securities rated. The credit ratings accorded by the rating agencies are not recommendations to purchase, hold or sell the rated securities nor do such ratings provide comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time, or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant. The ratings on RCI’s senior debt of BBB from Standard & Poor’s and Fitch and of Baa1 from Moody’s represent investment grade ratings.

ITEM 8 — MARKET FOR SECURITIES

Class B Non-Voting shares (CUSIP # 775109200) are listed in Canada on the Toronto Stock Exchange under the symbol RCI.B and in the United States on the New York Stock Exchange under the symbol RCI. Class A Voting shares (CUSIP # 775109101) are listed on the Toronto Stock Exchange under the symbol RCI.A.

Item 8.1 — Trading Price and Volume

The following table sets forth, for the periods indicated, the reported high, low and close prices and volume traded on the Toronto Stock Exchange for Class B Non-Voting shares and Class A Voting shares.

RCI.B

Month	High	Low	Close	Volume
2011/01	36.20	34.13	34.97	44,193,499
2011/02	36.02	33.81	34.30	39,922,320
2011/03	35.74	33.29	35.24	47,583,558
2011/04	35.81	34.26	35.81	26,454,579
2011/05	37.90	34.88	36.94	20,439,379
2011/06	38.21	35.28	38.19	19,741,730
2011/07	39.13	35.75	36.48	22,383,533
2011/08	38.27	34.25	38.01	32,953,564
2011/09	39.00	34.65	35.87	35,056,530
2011/10	37.10	34.34	36.35	23,866,439
2011/11	38.19	35.75	37.82	38,169,076
2011/12	39.48	36.47	39.25	31,835,156

RCI.A

Month	High	Low	Close	Volume
2011/01	38.75	35.46	36.60	87,364
2011/02	37.10	35.45	36.18	143,744
2011/03	37.24	34.54	37.04	59,211
2011/04	37.42	35.45	36.67	103,631
2011/05	39.27	36.00	38.71	36,992
2011/06	39.10	36.84	38.64	15,869
2011/07	40.27	37.04	37.79	23,160
2011/08	39.54	35.67	38.58	20,633
2011/09	39.59	35.01	36.50	28,298
2011/10	37.67	35.08	37.28	36,890
2011/11	38.77	36.27	38.00	57,271
2011/12	40.46	36.76	40.45	52,159

Item 8.2 — Prior Sales

N/A

ITEM 9 — ESCROWED SECURITIES

N/A

ITEM 10 — DIRECTORS AND OFFICERS

Following is a list of directors and executive officers of the Company as of December 31, 2011, indicating their municipality, province or state and country of residence and their principal occupation(s) within the five preceding years. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is duly elected unless, prior thereto, he or she resigns or his or her office becomes vacant by death or other cause under applicable law. Officers are appointed by, and serve at the discretion of, the Board.

Name	Position

Alan D. Horn (2)(6)(7)(9)(11)	Director and Chairman and member of the Advisory Committee of the Rogers Control Trust

Philip B. Lind (11)	Director and member of the Advisory Committee of the Rogers Control Trust and Executive Vice President, Regulatory and Vice Chairman

Nadir H. Mohamed	Director and President and Chief Executive Officer

William W. Linton	Executive Vice President, Finance and Chief Financial Officer

Robert W. Bruce	President, Communications

Edward S. Rogers (2)(3)(7)(8)(11)	Director, Deputy Chairman and Executive Vice President, Emerging Businesses and Corporate Development and Chair of the Rogers Control Trust

Keith W. Pelley	President, Rogers Media

Robert F. Berner	Executive Vice President, Network and Chief Technology Officer

Linda P. Jojo	Executive Vice-President, Information Technology and Chief Information Officer

David P. Miller	Senior Vice President, General Counsel and Secretary

James M. Reid	Senior Vice President, Human Resources and Chief Human Resources Officer

Melinda M. Rogers (3)(6)(7)(8)(11)	Director, Senior Vice President, Strategy and Development and Vice-Chair of the Rogers Control Trust

Ronald D. Besse (1)(5)(6)	Director

C. William D. Birchall (1)(3)(7)	Director

Stephen A. Burch (1)	Director

John H. Clappison (1)(6)	Director

Peter C. Godsoe, O.C., O. Ont. (2)(3)(4)(5)(7)(11)	Director and member of the Advisory Committee of the Rogers Control Trust

Thomas I. Hull (2)(4)(5)(7)(11)	Director and member of the Advisory Committee of the Rogers Control Trust

Isabelle Marcoux (4)(5)	Director

The Hon. David R. Peterson, P.C., Q.C. (6)	Director

Loretta A. Rogers (8)(11)	Director and member of the Advisory Committee of the Rogers Control Trust

Martha L. Rogers (6)(8)(11)	Director and member of the Advisory Committee of the Rogers Control Trust

William T. Schleyer (5)	Director

John H. Tory (3)(4)(11)(5)(12)	Director and member of the Advisory Committee of the Rogers Control Trust

Colin D. Watson (1)(10)	Director

(1)	Denotes member of Audit Committee.
(2)	Denotes member of Executive Committee.
(3)	Denotes member of the Nominating Committee
(4)	Denotes member of the Corporate Governance Committee.

(5)	Denotes member of the Compensation Committee.
(6)	Denotes member of the Pension Committee.
(7)	Denotes member of the Finance Committee.
(8)	Each of Edward S. Rogers, Loretta A. Rogers, Martha L. Rogers and Melinda M. Rogers are immediate family members of each other and members of the family of the late Ted Rogers. For additional information, please see “Outstanding Shares and Main Shareholders” in RCI’s Information Circular available on SEDAR at sedar.com.
(9)	Mr. Horn was a director of AT&T Canada Inc., as a representative of the Company, when it filed for bankruptcy protection on October 15, 2002.
(10)	Mr. Watson was a director of Cygnal Technologies Corporation. On November 14, 2007 Cygnal Technologies obtained an order from the Ontario Superior Court of Justice granting it relief under the Companies’ Creditors Arrangement Act (CCAA).
(11)	Voting control of RCI is held by the Rogers Control Trust. See “Outstanding Shares and Main Shareholders” in RCI’s Information Circular available on SEDAR at sedar.com. Each of the individuals that are noted above as holding positions with the Rogers Control Trust have held such positions since December 2008.
(12)	Mr. John H. Tory was appointed to the Compensation Committee at the December 12, 2011 Nominating Committee meeting.

Alan D. Horn, resides in Toronto, Ontario, Canada and has been a director of RCI and Chairman of the Board since March 2006. Mr. Horn has been President and Chief Executive Officer of Rogers Telecommunications Limited, a Rogers family holding company, since March 2006. Mr. Horn served as President and Chief Operating Officer of Rogers Telecommunications Limited from 1990 to 1996 and was Vice President, Finance and Chief Financial Officer of the Company from September 1996 to March 2006. Mr. Horn was Acting President and Chief Executive Officer of the Company from October 2008 to March 2009. He is also a director of Fairfax Financial Holdings Limited and CCL Industries Inc. Mr. Horn is a Chartered Accountant. Mr. Horn received a B.Sc. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.

Philip B. Lind, C.M., resides in Toronto, Ontario, Canada and has been a director of RCI since February 1979. Mr. Lind is Executive Vice President, Regulatory and Vice Chairman of RCI. Mr. Lind joined Rogers in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also a director of Brookfield Asset Management Inc., the Council for Business and the Arts, and the Art Gallery of Ontario. Mr. Lind is a former member of the Board of the National Cable Television Association in the U.S. and is a former Chairman of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED) and a director of the Atlantic Salmon Federation, Vancouver Art Gallery Board and The U.S. Cable Center, Denver. Mr. Lind holds a B.A. (Political Science and Sociology) from the University of British Columbia and a M.A. (Political Science), University of Rochester. In 2002, he received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada.

Nadir H. Mohamed, resides in Toronto, Ontario, Canada and was appointed President and Chief Executive Officer in March 2009. Mr. Mohamed has been a director of RCI since May 2005 and was President and Chief Operating Officer, Communications Group from May 2005 to March 2009. Mr. Mohamed joined Rogers Wireless in August 2000 as President and Chief Operating Officer and served as President and Chief Executive Officer from July 2001 to May 2005. Mr. Mohamed is a member of TD Bank Financial Group’s Board of Directors and Ryerson University’s Board of Governors. Mr. Mohamed holds an undergraduate degree from the University of British Columbia, is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of British Columbia.

William W. Linton, resides in Toronto, Ontario, Canada and has been Executive Vice President, Finance and Chief Financial Officer since September 2009. Mr. Linton was appointed Senior Vice President, Finance and Chief Financial Officer in February 2007 and was previously Vice President, Finance and Chief Financial Officer of RCI from March 2006 to February 2007. Mr. Linton served as Executive Vice President of RCI from July 2005 when Rogers acquired Call-Net Enterprises Inc. until March 2006. Prior to joining Rogers, Mr. Linton served as President and Chief Executive Officer of Call-Net Enterprises Inc. from 2000 to July 2005. Mr. Linton also served as President and Chief Executive Officer of Prior Data Sciences Inc. from 1999 to 2000 and Executive Vice President and Chief Financial Officer of SHL Systemhouse Inc. from 1994 to 1999. Mr. Linton is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario. Mr. Linton has been a director of Softchoice Corporation since 2007 as well as a member of its nominating and governance committee. Mr. Linton was recently appointed Chairman of Softchoice Corporation effective February 16, 2011.

Robert W. Bruce, resides in Toronto, Ontario, Canada and was appointed President, Communications in September 2009. He served as President, Rogers Wireless from May 2005 to September 2009. Mr. Bruce joined Rogers Wireless in September 2001 as Executive Vice President and Chief Marketing Officer and President, Wireless Data Services. Prior to joining Rogers Wireless, Mr. Bruce was Senior Vice President, Marketing at BCE Mobile Communications. Previously, Mr. Bruce held senior operating and marketing roles with Pepsi-Cola Canada, Oshawa Foods Limited and Warner Lambert. Mr. Bruce also serves as a director of Cineplex Inc.

Edward S. Rogers, resides in Toronto, Ontario, Canada and has been a director of RCI since May 1997. Mr. Rogers was appointed Deputy Chairman and Executive Vice President, Emerging Business and Corporate Development in September 2009. Mr. Rogers previously served as President and Chief Executive Officer of Rogers Cable Communications Inc. from 2003 to 2009. Mr. Rogers worked for Comcast Corporation, Philadelphia from 1993 to 1996. He served as Vice President and General Manager, Paging, Data and Emerging Technologies of Rogers Wireless Inc. from 1996 to 1998; Vice President and General Manager, GTA, Rogers Cable Inc., from 1998 to 2000; and Senior Vice-President, Planning and Strategy of the Company from 2000 to 2002. Mr. Rogers serves on the Board of CableLabs. Mr. Rogers is the Honourary Founding Chairperson of the ONEXONE Foundation, is a board member of The Fashion for Passion Foundation and the Toronto SickKids Foundation. Mr. Rogers holds a B.A., University of Western Ontario.

Keith W. Pelley, resides in Toronto, Ontario, Canada and has served as President, Rogers Media since September 2010. Prior to joining Rogers, Mr. Pelley was Executive Vice President, Strategic Planning at CTV and President of the CTV/Rogers Olympic Consortium. Previously, Mr. Pelley was the President and Chief Executive Officer of the Toronto Argonaut CFL team and the President of Canadian sports channel TSN. Mr. Pelley serves on the Board of Canada’s Sports Hall of Fame, Own the Podium (OTP), Holland Bloorview Foundation, The Rick Hansen Foundation and Toronto’s Board of Trade.

Robert F. Berner, resides in Toronto, Ontario, Canada and has been our Executive Vice President, Network and Chief Technology Officer since April 2006. He was appointed Senior Vice President and Chief Technology Officer of Wireless in 1998, prior to which Mr. Berner served as Vice President and Chief Technology Officer from 1996 to 1998. Mr. Berner has been associated with Rogers since 1985.

Linda P. Jojo, resides in Toronto, Ontario, Canada and was appointed Executive Vice President, Information Technology and Chief Information Officer in July 2011. Prior to joining Rogers, Ms. Jojo was Senior Vice President, Chief Information Officer from 2008 to 2011 at Energy Future Holdings in Dallas, Texas, Chief Information Officer with Flowserve Corporation from 2004 to 2008, and from 1991 to 2004 with General Electric, as Chief Information Officer, GE Silicones.

David P. Miller, resides in Toronto, Ontario, Canada and was appointed our Senior Vice President, General Counsel and Secretary in February 2007. He was previously Vice President, General Counsel of RCI since 1987 and Secretary of RCI since 2002.

James M. Reid, resides in Toronto, Ontario, Canada and was appointed Senior Vice President, Human Resources and Chief Human Resources Officer in August 2011. Prior to joining Rogers, Mr. Reid served as Vice President, Human Resources for Husky Injection Molding Systems. Prior to joining Husky, James spent almost 20 years with MDS Inc., a global health sciences company.

Melinda M. Rogers, resides in Toronto, Ontario, Canada and has been a director of RCI since May 2002. Ms. Rogers has served as Senior Vice President, Strategy and Development since October 2006. Ms. Rogers also serves as Chairman of the Jays Care Foundation and is a director of The Governing Council of the University of Toronto and iBahn Corporation. Ms. Rogers served as Vice President, Venture Investments from 2000 to 2004 and Vice President, Strategic Planning and Venture Investments from 2004 to 2006. Prior to joining Rogers, Ms. Rogers was a Product Manager for Excite@Home, Redwood City, California. Ms. Rogers holds a B.A., University of Western Ontario and an M.B.A. from Joseph L. Rotman School of Business at the University of Toronto.

Ronald D. Besse, resides in Toronto, Ontario, Canada and has been a director of RCI since June 1984. Mr. Besse was formerly Chairman, President and Chief Executive Officer, Gage Learning Corporation (an educational publisher). Mr. Besse is also a director of C.I. Financial Corp. Mr. Besse graduated from Ryerson University in Business Administration in 1960 and was awarded the Alumni Award of Distinction, Business Administration in 1998 and an Honorary Doctorate of Commerce in 2004. Mr. Besse is a member of the World Presidents’ Organization, and is a past President of the Canadian Book Publishers’ Council.

C. William D. Birchall, resides in Toronto, Ontario, Canada and has been a director of RCI since June 2005. Mr. Birchall serves as a director and Vice Chairman of Barrick Gold Corporation and Chairman of Barrick International Banking Corporation, a subsidiary of Barrick Gold Corporation. Mr. Birchall served as Vice Chairman of TrizecHahn Corporation from 1996 to 2001. Mr. Birchall is a Fellow of The Institute of Chartered Accountants of England and Wales.

Stephen A. Burch, is an American citizen who resides in Owings Mills, Maryland, United States of America and has been a director of RCI since April 2009. Mr. Burch served as President and Chief Executive Officer of Virgin Media (formerly NTL, Inc.) in the United Kingdom from 2006 to 2007. Mr. Burch served in various capacities at Comcast Cable Communications, most recently as President of the Atlantic Division from 1987 to 2005. Mr. Burch serves on various public service boards and educational institutions.

John H. Clappison, resides in Toronto, Ontario, Canada and has been a director of RCI since June 2006. Mr. Clappison was associated with PricewaterhouseCoopers from 1968. From 1990 to December 2005, Mr. Clappison was the Greater Toronto Area Managing Partner of PricewaterhouseCoopers. Mr. Clappison serves as a director of Sun Life Financial Inc., Cameco Corporation, and Inmet Mining Corporation. Mr. Clappison is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

Peter C. Godsoe, O.C., O. Ont., resides in Toronto, Ontario, Canada and has been a director of RCI since October 2003 and lead director since March 2006. Mr. Godsoe was the Chief Executive Officer of the Bank of Nova Scotia, a financial services company, until December 2003, and Chairman of the bank until March 2004. Mr. Godsoe serves as a director of Ingersoll-Rand Company and Onex Corporation. Mr. Godsoe holds a B.Sc. (Mathematics and Physics) from the University of Toronto and an M.B.A. from the Harvard Business School. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

Thomas I. Hull, resides in Toronto, Ontario, Canada and has been a director of RCI since February 1979. Mr. Hull has been Chairman and Chief Executive Officer of The Hull Group of Companies, an insurance brokerage firm, since 1954. Mr. Hull is a graduate of the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.

Isabelle Marcoux, resides in Montreal, Quebec, Canada and has been a director of RCI since April 2008. Ms. Marcoux was appointed Chair of the Board of Transcontinental Inc. on February 16, 2012. Prior to being appointed Chair of the Board, Ms. Marcoux was previously Vice Chair, from 2007, and Vice President, Corporate Development, from 2004. Between 1997 and 2004, Ms. Marcoux held the positions of Director, Mergers and Acquisitions, Legal Counsel and Assistant Secretary also at Transcontinental Inc. Prior to joining Transcontinental Inc., Ms. Marcoux was a lawyer at McCarthy Tétrault LLP. Ms. Marcoux is a member of the Board of George Weston Limited, Power Corporation of Canada, the Montreal Museum of Fine Arts and the Board of Trade of Metropolitan Montreal.

The Hon. David R. Peterson, P.C., Q.C., resides in Toronto, Ontario, Canada and has been a director of RCI since April 1991. Mr. Peterson is Chairman of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson also serves as a director of Industrielle-Alliance Insurance and Financial Services Inc., Shoppers Drug Mart and Franco-Nevada Corporation. Mr. Peterson is Chancellor of The University of Toronto, Chairman of the successful Toronto Bid for 2015 Pan Am Games, a director of St. Michael’s Hospital. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.

Loretta A. Rogers, resides in Toronto, Ontario, Canada and has been a director of RCI since December 1979. Mrs. Rogers is President of the Canadian Lyford Cay Foundation and a member of the American Lyford Cay Foundation. Mrs. Rogers is also a member of the Toronto General & Western Hospital Foundation. Mrs. Rogers holds a B.A., University of Miami, an honourary Doctorate of Laws, University of Western Ontario, and an honourary Doctor of Laws, Ryerson University.

Martha L. Rogers, resides in Toronto, Ontario, Canada and has been a director of RCI since December 2008. Ms. Rogers holds a Doctor of Naturopathic Medicine degree from the Canadian College of Naturopathic Medicine and a B.A. from the University of Western Ontario. Ms. Rogers serves on several charitable boards including as Chair of The Rogers Foundation, and previously served as a director of Rogers Wireless Communications Inc. and Rogers Media Inc. Ms. Rogers is a director of the Canadian Lyford Cay Foundation, a member of the Advisory Board of Artists for Peace and Justice and is on the Board of Trustees of The Bishop Strachan School (BSS).

William T. Schleyer, is an American citizen who resides in Rye Beach, New Hampshire, United States of America and has been a director of RCI since August 1998. Mr. Schleyer served as President and Chief Executive Officer, AT&T Broadband, a cable television and Internet service provider from 2001 to 2003. Mr. Schleyer served as Chairman and Chief Executive Officer of Adelphia Communications Corp., a cable television and Internet service provider from January 2003 to February 2007. Mr. Schleyer is a director of CRA International, Inc. Mr. Schleyer holds a B.A., Mechanical Engineering, Drexel University and a M.B.A. from Harvard Business School.

John H. Tory, resides in Toronto, Ontario, Canada and has been a director of RCI since April 2009. From 2004 to 2009, Mr. Tory served as Leader of the Official Opposition in Ontario. Mr. Tory served as President and Chief Executive Officer of Rogers Media Inc. from 1995 to 1999 and Rogers Cable Inc. from 1999 to 2003. Prior to joining Rogers, Mr. Tory was a managing partner of Torys LLP. Mr. Tory is Chair of the Greater Toronto Civic Action Alliance (formerly Toronto City Summit Alliance), a broadcaster and also serves as a director of Metro Inc.

Colin D. Watson, resides in Toronto, Ontario, Canada and has been a director of RCI since May 2004. Mr. Watson was President and Chief Executive Officer of Vector Aerospace Corporation, an aviation services firm, from November 2003 to January 2005. Mr. Watson served in various capacities, including Vice Chairman, President and Chief Executive Officer of Spar Aerospace Limited, an aviation services firm from 1996 to January 2002. Prior to 1996, Mr. Watson was President and Chief Executive Officer of Rogers Cable Inc. Mr. Watson also serves as a director of SL Split Corp. and Louisiana-Pacific Corporation. Mr. Watson holds a B.A.Sc. (Mechanical Engineering), University of British Columbia and an M.B.A. from Ivey Business School, University of Western Ontario.

As at December 31, 2011, RCI’s directors and executive officers as a group owned, directly or indirectly, an aggregate of 103,117,430 Class A Voting shares of RCI, representing approximately 91.7% of the issued and outstanding Class A Voting shares of RCI. Certain directors have positions with the Rogers Control Trust, which holds voting control of the Rogers group of companies for the benefit of successive generations of the Rogers family. See “Outstanding Shares and Main Shareholders” in RCI’s Information Circular available on SEDAR at sedar.com.

Composition of the Board

The Board currently has 18 members.

Independent Directors

The Board is responsible for determining whether a director is “independent” within the meaning of NI 58-101.

Certain directors may be principals of, partners in or hold other positions with entities that provide legal, financial or other services to the Company. The Board has adopted discretionary Director Material Relationship Standards for the purpose of assisting the Board in making determinations whether or not a direct or indirect business, commercial, banking, consulting, professional or charitable relationship that a director may have with the Company or its subsidiaries is a material relationship that could, in the view of the Board, reasonably interfere with the exercise of the director’s independent judgment. These standards can be reviewed in the Corporate Governance section of our Company’s website at rogers.com.

Based on the information provided by each director and the recommendations of the Corporate Governance Committee, the Board has determined that the following directors are independent in accordance with the requirements of NI 58-101 and the standards referred to above. In making this determination, the Board considered all of the relationships that each director has with the Company (taking the discretionary standards referred to above and other factors the Board considered relevant into account) and concluded that none of the relationships considered would likely impair the director’s independent judgment.

Ronald D. Besse

C. William D. Birchall

Stephen A. Burch

John H. Clappison

Peter C. Godsoe, O.C., O. Ont.

Thomas I. Hull

Isabelle Marcoux

The Hon. David R. Peterson, P.C., Q.C.

William T. Schleyer

John H. Tory

Colin D. Watson

As a result, a majority of the Board consists of independent directors.

Lead Director

Pursuant to the Board Charter, the Board has appointed Peter C. Godsoe, O.C., O. Ont. as lead director. The lead director facilitates the functioning of the Board independently of management of the Company and provides independent leadership to the Board. Shareholders wishing to contact the lead director may write to the Lead Director, in care of the Corporate Secretary, at the head office of the Company, 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada.

Board Committees

The Board has 7 permanent (or standing) committees. The Board may appoint special committees to deal with specific matters. A special committee might, for example, consider proposed material transactions between us and the significant shareholder or between us and our subsidiaries. In those cases the committee would consist entirely of independent directors who have no relationship to us or to the significant shareholder other than as a director. Charters for the various Board committees can be reviewed in the Corporate Governance section of our Company’s website at rogers.com.

Controlled Company Exemption

The NYSE listing standards require a listed company to have, among other things, a nominating committee consisting entirely of independent directors. The rules permit a “controlled company” to be exempt from this requirement. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on the Board committees apart from the Audit Committee because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth. Accordingly, the Board has approved the Company’s reliance on the controlled company exemption.

Foreign Private Issuer Status

Under the NYSE listing standards, a “foreign private issuer”, such as the Company, is not required to comply with most of the NYSE corporate governance listing standards. However, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

(1)	Appointment of Auditors

The NYSE listing standards require the audit committee of a U.S. company to be directly responsible for the appointment of any registered accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services. There is an exception for foreign private issuers that are required under a home country law to have auditors selected pursuant to home country standards. Pursuant to the British Columbia Business Corporations Act, our auditors are to be appointed by the shareholders at the annual general meeting of the Company. Our audit committee is responsible for evaluating the auditors and advising the Board of its recommendation regarding the appointment of auditors.

(2)	Shareholder Approval of Equity Compensation Plans

The NYSE listing standards also require shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plan” covers plans that provide for the delivery of newly issued or treasury securities. The TSX rules provide that only the creation of, or material amendments to, equity compensation plans that provide for new issuances of securities are subject to shareholder approval in certain circumstances. We follow the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

Corporate Governance Practices

The Board endorses the principle that our corporate governance practices are a fundamental part of our proper functioning as a corporation. The Board believes that these corporate governance practices enhance the interests of our security holders, employees, customers and of others dealing with us. Our Statement of Corporate Governance Practices can be reviewed in the Corporate Governance section of our Company’s website at rogers.com.

Ethical Business Conduct

The Board has adopted both a Directors Code of Conduct and Ethics and the Business Conduct Guidelines for Officers and Employees, which we refer to as the Codes. The Codes require our directors, officers and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

To ensure the directors exercise independent judgment in considering transactions, agreements or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director must be absent during any board discussion pertaining thereto and must not cast a vote on such matter.

Issues arising in connection with the Codes, including conflicts of interest are reported to the Audit Committee in the case of the Business Conduct Guidelines and to the Corporate Governance Committee in the case of the Directors Code of Conduct and Ethics, which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of any Code violation. Any waiver of a Code provision may be made only by the Board or by the applicable committee and reported to the Board.

The Codes can be reviewed in the Corporate Governance section of our Company’s website at rogers.com.

ITEM 11 — PROMOTERS

N/A

ITEM 12 — LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Item 12.1 — Legal Proceedings

The following section is incorporated by reference herein: “Risks and Uncertainties Applicable to RCI and our Subsidiaries”, contained on pages 59 to 62 of our Management’s Discussion and Analysis for the year ended December 31, 2011.

Item 12.2 — Regulatory Actions

N/A

ITEM 13 — INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

N/A

ITEM 14 — TRANSFER AGENTS AND REGISTRARS

The Canadian Transfer Agent and Registrar is Computershare Investor Services Inc. 100 University Avenue, Toronto, Ontario M5J 2Y1. The registers are located at Toronto, Montreal, Halifax, Calgary and Vancouver. The United States Transfer Agent and Registrar is Computershare Trust Company, N.A., 350 Indiana Street, Suite 800, Golden, Colorado, 80401. The registers are located at New York and Denver.

ITEM 15 — MATERIAL CONTRACTS

N/A

ITEM 16 — INTEREST OF EXPERTS

Item 16.1 — Name of Experts

Our auditor is KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, North York, Ontario, M2P 2H3.

Item 16.2 — Interest of Experts

KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulations thereunder.

ITEM 17 — AUDIT COMMITTEE

Item 17.1 — Audit Committee Mandate

Purpose Of Audit Committee

The Audit Committee shall assist the Board in fulfilling its oversight responsibilities in the following principal areas: (i) accounting policies and practices, (ii) the financial reporting process, (iii) financial statements provided by the Company to the public, (iv) the systems of internal accounting and financial controls, (v) disclosure controls, (vi) the qualifications, independence, appointment and oversight of the work of the external auditors, (vii) the qualifications and performance of the internal auditors and (viii) compliance with applicable legal and regulatory requirements.

In addition to the responsibilities specifically enumerated in its mandate, the Board may refer to the Audit Committee such matters and questions relating to the financial position of the Company and its affiliates as the Board may from time to time see fit.

Membership

The Committee shall be comprised of not less than three members of the Board each of whom shall be independent of management in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair.

The members shall be selected based upon the following, in accordance with applicable laws, rules and regulations:

(a)	Independence. Each member shall be independent in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards and in such regard shall have no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(b)	Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

(c)	Commitment. In addition to being a member of the Audit Committee and of any audit committee of any affiliate of the Company, if a member of the Audit Committee is also on the audit committee of more than two additional public companies, the Board, or the Nominating Committee, shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Company’s Audit Committee.

Chair And Secretary

The Chair of the Committee shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting of Shareholders of the Company or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Audit Committee members who are present.

Meetings

The times and locations of meetings of the Audit Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Audit Committee, in consultation with management when necessary, provided that there shall be a minimum of four meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee. Notice of every meeting shall be given to the external and internal auditors of the Company.

Agendas for meetings of the Audit Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to Audit Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Audit Committees to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Audit Committee as the Board may from time to time determine.

Resources And Authority

The Audit Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management of the Company.

The Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to and the authority to communicate directly with the external auditors, internal auditors, the general counsel of the Company and other officers and employees of the Company.

The members of the Audit Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries. Any member of the Audit Committee may require the external or internal auditors to attend any or every meeting of the Audit Committee.

Responsibilities

The Company’s management is responsible for preparing the Company’s financial statements and the external auditors are responsible for auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors, and overseeing the activities of the internal auditors. The Company’s external auditors are accountable to the Audit Committee.

It is recognized that members of the Audit Committee are not full-time employees of the Company and do not represent themselves to be accountants or auditors by profession or experts in the fields of accounting or auditing or the preparation of financial statements. It is not the duty or responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures. Each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from whom it receives information and (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary.

The specific responsibilities of the Audit Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Audit Committee from reviewing and making recommendations regarding any matters related to its purpose.

1.	Financial Reporting Process and Financial Statements

(a)	in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any material issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies identified to it by the external or internal auditors or of which the Audit Committee otherwise becomes aware;

(b)	review all material transactions and material contracts entered into by the Company (and any subsidiary) with any insider or related party of the Company, other than officer or employee compensation arrangements approved or recommended by the Compensation Committee or director remuneration approved or recommended by the Corporate Governance Committee;

(c)	review and discuss with management and the external auditors the Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements, and discuss with the external auditors the matters required to be disclosed by generally accepted auditing standards in Canada and/or the United States, as applicable, as may be modified or supplemented, and for such purpose, receive and review an annual report by the external auditors describing: (i) all critical accounting policies and practices used by the Company, (ii) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors, and (iii) other material written communications between the external auditors and management, and discuss such annual report with the external auditors;

(d)	following completion of the annual audit, review with each of management, the external auditors and the internal auditors any significant issues, concerns or difficulties encountered during the course of the audit;

(e)	resolve disagreements between management and the external auditors regarding financial reporting;

(f)	review the interim quarterly and annual financial statements and annual and interim press releases prior to the release of earnings information;

(g)	review and be satisfied that adequate procedures are in place for the review and timely disclosure of any public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures; and

(h)	meet separately, periodically, with management, with the internal auditors and with the external auditors.

2.	External auditors

(a)	require the external auditors to report directly to the Audit Committee;

(b)	be directly responsible for the selection, nomination, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;

(c)	recommend to the Board the compensation of the external auditors;

(d)	pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Audit Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Audit Committee will retain the external auditors. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Audit Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting following such pre-approval;

(e)	review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditors;

(f)	consider, assess and report to the Board with regard to the independence and performance of the external auditors, including an evaluation of the lead partner and consideration of rotation of such lead partner and the audit firm itself; and

(g)	request and review a report by the external auditors, to be submitted at least annually, regarding the auditing firm’s relationship with the Company, internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

3.	Accounting Systems, Internal Controls and Disclosure Controls

(a)	oversee management’s design and implementation of and reporting on internal controls, receive and review reports from management, the internal auditors and the external auditors with regard to the reliability and effective operation of the Company’s accounting system and internal controls;

(b)	review the activities, organization and qualifications of the internal auditors and discuss with the external auditors the responsibilities, budget and staffing of the internal audit function;

(c)	review with senior management the controls and procedures that have been adopted by the Company to confirm that material information about the Company and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods;

(d)	review with senior management the adequacy of the internal controls that have been adopted by the Company to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records and review any special audit steps adopted in light of material weaknesses or significant deficiencies; and

(e)	review disclosures made to it by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits under U.S. federal securities law or applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s internal control over financial reporting.

4.	Legal and Regulatory Requirements

(a)	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)	review, prior to finalization, periodic public disclosure documents containing financial information, including the Management’s Discussion and Analysis and Annual Information Form;

(c)	prepare the report of the Audit Committee required to be included in the Company’s periodic filings;

(d)	review with the Company’s General Counsel legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

(e)	assist the Board in the oversight of compliance with legal and regulatory requirements.

5.	Additional Responsibilities

(a)	discuss policies with respect to risk assessment and risk management;

(b)	establish procedures and policies for the following:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(c)	prepare and review with the Board an annual performance evaluation of the Audit Committee;

(d)	review earnings guidance provided to analysts and rating agencies;

(e)	report regularly to the Board, including with regard to matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, and the performance and independence of the external auditors; and

(f)	review and reassess the adequacy of the Audit Committee’s mandate on an annual basis.

Item 17.2 — Composition of the Audit Committee

The following individuals are the members of the Audit Committee, each of whom is considered to be independent:

Ronald D. Besse (Chairman)

C. William D. Birchall

Stephen A. Burch

John H. Clappison

Colin D. Watson

Item 17.3 — Relevant Education and Experience

Each member of the Audit Committee is financially literate and has the ability to perform his responsibilities as a member of the Audit Committee based on his education and experience as summarized below:

Mr. Besse (Chair)	—	former Chairman, President & Chief Executive Officer, Gage Learning Corporation

Mr. Birchall	—	Chartered Accountant; Director & Vice Chairman of Barrick Gold Corporation; Chairman of Barrick International Banking Corporation

Mr. Burch	—	former President and Chief Executive Officer of Virgin Media; former President of the Atlantic Division of Comcast Cable Communications

Mr. Clappison	—	Chartered Accountant; former Greater Toronto Area Managing Partner of PricewaterhouseCoopers

Mr. Watson	—	former President & Chief Executive Officer of Vector Aerospace Corporation; former Vice Chairman, President & Chief Executive Officer of Spar Aerospace Limited

Item 17.4 — Reliance on Certain Exemptions

N/A

Item 17.5 — Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

N/A

Item 17.6 — Reliance on Section 3.8

N/A

Item 17.7 — Audit Committee Oversight

N/A

Item 17.8 — Pre-Approval Policies and Procedures

Our policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC.

1.	Annually management provides the Audit Committee with a list of the audit-related and non-audit services that are anticipated to be provided during the year for pre-approval. The Audit Committee reviews the services with the auditor and management and considers whether the provision of the service is compatible with maintaining the auditor’s independence.

2.	Management may engage the auditor for specific engagements that are included in the list of pre-approved services referred to above for engagements if the fees do not exceed (i) $100,000 per engagement or (ii) $500,000 per quarter.

3.	The Audit Committee delegates authority to the Chairman of the Audit Committee to approve requests for services not included in the pre-approved list of services or for services not previously pre-approved by the Audit Committee. Any services approved by the Chairman will be reported to the full Audit Committee at the next meeting.

4.	A review of all audit and non-audit services and fees rendered to RCI and its subsidiaries by KPMG LLP is reviewed each quarter by the Audit Committee.

The Company’s policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC. None of the audit related fees, tax fees or all other fees described in the table below were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 17.9 — External Auditors’ Fees and Services

The following table presents fees for professional services rendered by KPMG LLP to us for the audit of our annual financial statements for 2011 and 2010, and fees billed for other services rendered by KPMG LLP.

	Year ended December 31,
	2011	2010
Audit Fees(1)	$6,869,085	$7,892,753
Audit-Related Fees(2)	512,731	363,375
Tax Fees(3)	1,197,300	1,410,326
All Other Fees(4)	2,073,755	1,140,305

Total	$10,652,871	$10,806,759

NOTES:

(1)	Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements, accounting consultations related to the audited financial statements and procedures on adoption of International Financial Reporting Standards (IFRS) in 2010.
(2)	Consist mainly of pension plan audits and other specified procedures engagements.
(3)	Consist of fees for tax consultation and compliance services, including indirect taxes.
(4)	Consist mainly of fees for operational advisory and risk management services and French translation of certain filings with regulatory authorities.

ITEM 18 — ADDITIONAL INFORMATION

Item 18.1 — Additional Information

Additional information including directors and officers remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s management information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company’s comparative financial statements for its most recently completed financial year, including the Notes thereto, and accompanying Management’s Discussion and Analysis.

The Secretary of the Company can be contacted at the Company’s principal office, located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9 Canada (telephone: 416.935.7777). Additional information relating to RCI is also available on SEDAR at sedar.com, on EDGAR at sec.gov, or on rogers.com/investors.